Exhibit 99.2

Wetour Robotics Outlines Orchestra Platform for Wearable Robotics Powered by NVIDIA Jetson

Orchestra Portable AI Hub Utilizes NVIDIA Jetson™ Platform for Real-Time Visual Perception, Gesture Recognition and Multi-Device Coordination

AUSTIN, Texas, July 24, 2026 (GLOBE NEWSWIRE) -- Wetour Robotics Limited (NASDAQ: WETO) (“Wetour Robotics” or the “Company”), a Physical AI infrastructure and wearable robotics company, today outlined Orchestra, its portable AI hub and operating system for wearable robotics. Orchestra is designed to enable real-time visual perception, gesture recognition and multi-device coordination by centralizing AI processing in a dedicated edge computing unit powered by NVIDIA Jetson.

Developing Physical AI with NVIDIA Technologies

Orchestra is designed to serve as the central intelligence and coordination layer for Physical AI and wearable robotics devices. By externalizing computing power from individual wearable endpoints into a dedicated portable hub, Orchestra enables devices such as smart glasses, gesture-control wristbands and body-worn sensors to remain lightweight and energy-efficient while the hub handles intensive AI processing, multi-device coordination and real-time decision-making.

The Orchestra hub utilizes the NVIDIA Jetson platform for on-device inference, supporting two core technology modules:

Vision-Link -- a visual perception and command pipeline that processes real-time visual input, performs scene understanding using NVIDIA-accelerated inference and translates visual context into actionable commands for connected physical devices.

Conductor -- a neural gesture recognition and command translation system. Conductor reads electromyographic (EMG) signals from the wearer’s wrist, uses proprietary algorithms running on NVIDIA Jetson to recognize continuous hand gestures in real time, and converts recognized gestures into precise control commands for connected devices such as exoskeletons, smart furniture and robotic arms.

“NVIDIA Jetson is the computing foundation that makes Orchestra’s real-time coordination possible,” said Nan Zheng, Chief Executive Officer of Wetour Robotics. “Vision-Link turns what you see into machine action. Conductor turns how you move into machine commands. Both require low-latency, on-device AI processing enabled by NVIDIA edge computing. This is edge AI applied to the human body.”

Open Architecture Approach

Orchestra is being developed with an open architecture approach. The Company intends to explore open interface protocols that would allow third-party hardware manufacturers, including makers of exoskeletons, smart furniture and robotic devices, to build on the Orchestra platform, while Wetour Robotics retains proprietary capabilities in its core intelligence engine, including Vision-Link and Conductor.

“The real bottleneck in Physical AI is not building better robots -- it is imagining better use cases,” Zheng added. “Orchestra, powered by NVIDIA edge AI computing, gives builders tools to create Physical AI applications at the performance level these use cases demand.”

About Wetour Robotics Limited

Wetour Robotics Limited (NASDAQ: WETO), formerly known as Webus International Limited, is a Physical AI infrastructure and wearable robotics company developing Orchestra, a portable AI hub and operating system designed to coordinate human intent with intelligent physical devices. Orchestra’s core technology modules include Vision-Link, a visual perception and command pipeline, and Conductor, a neural gesture recognition and command translation system. Wetour Robotics is headquartered in Austin, Texas. For more information, visit www.wetourrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the development, capabilities, architecture, performance, interoperability and commercialization of Orchestra, Vision-Link and Conductor; the use and availability of NVIDIA technologies; and potential third-party adoption. Words such as “designed to,” “intends,” “expects,” “plans,” “may,” and similar expressions identify forward-looking statements. These statements are based on the Company’s current expectations and involve risks and uncertainties, including development delays, technical performance, availability and performance of third-party technologies, interoperability, commercialization, customer adoption, competition, capital resources and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. Actual results may differ materially from those expressed or implied. The Company undertakes no obligation to update forward-looking statements except as required by law.

Investor Relations Contact

Annabelle Li
Investor Relations - Wetour Robotics Limited
ir@wetourrobotics.com